UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

82859P 104(1)

(CUSIP Number)

Yonggang Cao
Hony Capital Limited
Suite 2701, One Exchange Square
Central, Hong Kong
+852 3961 9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 104		Page 2 of 8 Pages

1.	Names of Reporting Persons Assure Ahead Investments Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. 82859P 104		Page 3 of 8 Pages

1.	Names of Reporting Persons Hony Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. 82859P 104		Page 4 of 8 Pages

1.	Names of Reporting Persons Hony Capital II GP Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. 82859P 104		Page 5 of 8 Pages

1.	Names of Reporting Persons Right Lane Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

Page 6 of 8 Pages

This Amendment No. 2 amends and supplements the Schedule 13D jointly filed by the Reporting Persons with respect to Simcere Pharmaceutical Group (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on March 21, 2013, as amended and restated by Amendment No.1 filed on August 28, 2013 (as so amended and restated, the “Original Schedule 13D”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4                                                            Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the last paragraph of Item 4:

On December 19, 2013, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at No. 699-18, Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.  At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger, and the proposal to adjourn the extraordinary general meeting in order to allow the Issuer to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

On December 23, 2013 (New York time), the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 23, 2013,  pursuant to which the Merger became effective on December 23, 2013.  As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger, the outstanding Ordinary Shares and ADSs immediately prior to the effective time of the Merger ceased to be outstanding and were cancelled, and each Ordinary Share (excluding the Rollover Shares, Ordinary Shares held in the Issuer’s treasury and any Ordinary Shares held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands), including the Ordinary Shares represented by ADSs, was converted into the right to receive cash consideration, without interest, equal to $4.83 per Ordinary Share (or $9.66 per ADS).

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time of the Merger were cancelled, in exchange for the right to subscribe for the ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Contribution Agreement.

As a result of the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange, after the filing of Form 25.  In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the Commission, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Exchange Act will be terminated.

Item 5                                                            Interest in Securities of the Issuer

This Amendment amends and restates the Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)–(b)  As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time were cancelled, in exchange for the right to subscribe for the ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Contribution Agreement.

Page 7 of 8 Pages

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) —(e) Not applicable.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2013

Assure Ahead Investments Limited

By:	/s/ Shunlong Wang
Shunlong Wang
Director

Hony Capital II, L.P.
Acting by its general partner
Hony Capital II GP Ltd.

By:	/s/ John Huan Zhao
John Huan Zhao
Director

Hony Capital II GP LTD.

By:	/s/ John Huan Zhao
John Huan Zhao
Director

Right Lane Limited

By:	/s/ Min Ning
Min Ning
Director